February 11, 2019

Terrence Osterman
Co-Founder
Money With Meaning Fund, LLC
300 South Orange Ave, Suite 1000
Orlando, FL 32801

Richard Allen
Co-Founder
Money With Meaning Fund, LLC
300 South Orange Ave, Suite 1000
Orlando, FL 32801

       Re: Money With Meaning Fund, LLC
           Draft Offering Statement on Form 1-A
           Filed December 13, 2018
           File No. 367-00189

Dear Mr. Osterman:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement submitted December 13, 2018

Summary of the Offering, page 3

1. Here and throughout your offering circular where similar disclosure appears, please clarify whether it is your intention to distribute a 10% return on investors' capital, or a
       10% return of capital. In other words, please clarify whether it is your intention to return
 Terrence Osterman
Money With Meaning Fund, LLC
February 11, 2019
Page 2
         to investors the full amount of their investment plus a 10% return, or whether you simply intend to return the amount of their investment in increments of 10% of the amount that has not been returned at the time of the distribution. If the former, please clarify when you will begin returning the investment and how you will determine the amount to distribute (described in Section 5.1.2 of the authorizing resolution), as opposed to distributing the Preferred Return on the Unreturned Investement (Section 5.1.1) in any
         quarter. If the latter, please include clear disclosure in risk factors and throughout your offering statement that investors will not receive any return on their investment, and may not even receive a return of the investment.
Sale and Distribution of Securities, page 29

2. Please describe the material terms of your escrow agreement with PrimeTrust, and file a copy of the agreement that is specific to the terms of your offering as an exhibit to the offering statement.
Investment Company Act Limitations, page 32

3. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.
General

4. Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Securities Act Industry
         Guide 5.
        You may contact Michael Henderson at 202-551-3364 or Stephen Kim at 202-551-3291
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameTerrence Osterman                            Sincerely,
Comapany NameMoney With Meaning Fund, LLC
                                                               Division of
Corporation Finance
February 11, 2019 Page 2                                       Office of
Financial Services
FirstName LastName